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                            LEGAL & COMPLIANCE, LLC


LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE (OF COUNSEL)                    WWW.LEGALANDCOMPLIANCE.COM

                                                     DIRECT E-MAIL:
                                                     LAURANTHONYPA@AOL.COM


                                                   August 30, 2007

VIA ELECTRONIC FILING ON
EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Jeanne Bennett, Staff Accountant

RE:      Apogee Robotics, Inc.
Form 8-K for Item 4.01
Filed August 28, 2007
File No. 0-12792

Dear Ms. Garnett:

We have electronically filed herewith on behalf of Apogee Robotics, Inc. (the "Registrant") an amendment to Form 8-K to amend Item 4.01 therein. We did not include the previously filed Items which did not require amendment. Our amendment contains the additions requested in your August 28, 2007 comment letter, including an updated correspondence from Hein and Associates.

The Registrant hereby asserts and acknowledges that:

      1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

      2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information the Registrant provides to the staff of the Division of Corporation Finance in the Registrant's filings and comment responses.

Please advise if additional information is requested.


Legal & Compliance, LLC



By: /s/ Laura Anthony
    ------------------------------
    Laura Anthony, Esq.